

Mail Stop 3720

April 30, 2010

Christopher John Foll
Executive Director and Chief Financial Officer
Hutchison Telecommunications International Limited
20th Floor, Hutchison Telecom Tower
99 Cheung Fai Road,
Tsing Yi, Hong Kong

> **RE: Hutchison Telecommunications International Limited**
> **Schedule 13E-3**
> **Filed March 15, 2010, as amended**
> **File No. 005-80343**

Dear Mr. Foll:

We have reviewed your filing and have the following comments. Please revise the Schedule 13E-3 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Scheme Document.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit Number (a)(3)(1)—Scheme Document

1. We note your response to prior comment 3. We also note the substantial and material revisions made to your scheme document as a result of our comments. Please tell us how you have complied with the provisions of Rule 13e-3(f)(1)(iii). In this respect, please provide us (i) specific dates of your actions in effecting such compliance and (ii) your analysis of your compliance with General Instruction D to Schedule 13E-3.

Part VII – US Special Factors

9. Comparison with privatisation precedents in Hong Kong, page 68

2. Please disclose the substance of your response to prior comment 9.

The Privatisation of HTIL, page 76

3. We note your response to comment 11 in our letter dated April 14, 2010, and we re-issue our comment in part. As previously requested, please disclose by name the attendant parties of each discussion, consideration, and meeting. Also, revise to disclose the identification of the investment bank(s) through which third parties separately approached HTIL in August 2008 and August 2009.

4. We note your response to comment 13 in our letter dated April 14, 2010, and are unable to agree that the preliminary presentation given by Goldman Sachs on January 4, 2010 is not a report that is materially related to the Rule 13e-3 transaction. Therefore, revise your filing to comply with the requirements of Items 1015 and 1016(c) with regard to this presentation.

5. We note your response to comment 14 in our letter dated April 14, 2010. Please revise the filing to incorporate the explanation contained in your response (i.e., why the Offeror and HWL believe consolidated net tangible asset value per HTIL Share is a better measurement of value than consolidated net asset value per HTIL Share).

Summary of Report and Opinion of the Independent Financial Adviser, page 90

6. We disagree with your response to prior comment 21, and we re-issue our comment as it relates to Goldman Sachs and Asian Capital. Note that under Item 1015 of Regulation M-A a report, opinion or appraisal subject to the rule only need to be materially related to the going private transaction; the disclosure is not limited to reports, opinions or appraisals with respect to the fairness of going private transaction.

*   *   *   *

Please amend the document in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please electronically submit a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Jay Knight, Staff Attorney, at (202) 551-3370, Daniel Duchovny, Special Counsel in the Office of Merger and Acquisitions, at (202) 551-3619, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: <u>via facsimile at (852) 2810-6192</u>
        Calvin C. Lai, Esq.
        (Freshfields Bruckhaus Deringer)